UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 2, 2024

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Announces Positive Overall Survival Results of Landmark Phase 3 CARTITUDE-4 Trial in Multiple Myeloma

On July 2, 2024, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing positive overall survival results from CARTITUDE-4, an ongoing, global randomized, open-label Phase 3 study evaluating the efficacy and safety of CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) versus pomalidomide, bortezomib and dexamethasone (PVd) or daratumumab, pomalidomide, and dexamethasone (DPd) in adult patients with relapsed and lenalidomide-refractory multiple myeloma who received one to three prior lines of therapy, including a proteasome inhibitor (PI) and an immunomodulatory agent (IMiD). In the pre-specified second interim analysis of the trial, CARVYKTI® demonstrated statistically significant and clinically meaningful improvement in overall survival (OS). The press release is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K, including Exhibit 99.1 (other than the information included under “About Legend Biotech”), is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-257625, and 333-272222) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated July 2, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: July 2, 2024	/s/ Ying Huang
Ying Huang
Chief Executive Officer